

S A N G

Innovative Recordings, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $120,000

Offering End Date: March 20, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $40,000

Company Details:

Name: Innovative Recordings, LLC

Founded: July 24, 2018

Address: 2219 Town Center Drive Suite 373
             Washington DC 20020

Industry: Beverage Manufacturing

Employees: 2

Website:
http://www.potomacfoodsandbeverages.com/

Use of Funds Allocation:

If the maximum raise is met:

$84,000 (70.00%) – of the proceeds will go towards manufacturing/distribution
$18,000 (15.00%) – of the proceeds will go towards marketing
$18,000 (15.00%) – of the proceeds will go towards working capital

Social:

Instagram: 28,900 Followers

SMB x



Business Metrics:

	FY20	FY21	YTD FY22
Total Assets	$250,988	$118,729	$641,347
Cash & Cash Equivalents	$124,288	$73,151	$263,409
Accounts Receivable	$4,763	$41,011	$102,222
Short-term Debt	$53,427	$79,906	$350,413
Long-term Debt	$0	$0	$0
Revenue	$635,578	$654,269	$733,942
Cost of Goods Sold	$137,352	$160,400	$273,832
Taxes	$0	$0	$0
Net Income	$127,674	$5,568	$28,454

Recognition:

Innovative Recordings, LLC (DBA Potomac Foods and Beverages) is both a production company, along with a food and beverage manufacturer. Innovative Recordings is expanding the reach of Shorty's Sangria, a sangria created by the founder of the company, Charles "Shorty Corleone" Garris III. Innovative Recordings also produces Crank Chips, designed with QR codes on the back to spark conversation around community and culture.

About:

Innovative Recordings, LLC (DBA Potomac Foods and Beverages) began operations in July 2018 and is both a multimedia production company, along with a food and beverage manufacturers. Two notable milestones include their Season 1's Cooking with Capital Kidds TV show as well as the launch of Crank Chips dedicated to sparking conversation around community and culture. Innovative Recordings' founder, Charles "Shorty Corleone" Garris III, signed his first recording contract with Warner Brothers Records at age 14 and has two top 50 singles & Hot 100 placements on Billboard. He also served as music director on and produced the original soundtracks for two major cable network projects, "Angrily Ever After" and "Twas the Chaos Before Christmas", both of which aired on BET in 2019.

For more information, contact our Customer Support Team at support@thesmbx.com

